Exhibit 99.2

UNAUDITED STATEMENT OF CONDENSED CONSOLIDATED INCOME (LOSS)

(Amounts in thousands of euros)

	At June 30
	2016	2015
Operating income
Revenues	—	108
Other income	4,750	3,063
Total income	4,750	3,170
Operating expenses
Cost of goods sold	—	(92)
Research & Development	(32,892)	(12,500)
Sales & Operations	(5,450)	—
General & Administrative	(15,783)	(5,495)
Total Expenses	(54,126)	(18,087)
Operating Profit (Loss)	(49,376)	(14,917)
Financial revenues	470	523
Financial expenses	(38)	(84)
Financial profit (loss)	432	439
Income tax	(500)	—
Net Profit (Loss)	(49,443)	(14,478)
Basic/diluted earnings per share (€/share)	(2.03)	(0.74)